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                                  SCHEDULE 14A
                                 (RULE 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant

Filed by a Party other than the Registrant X

Check the appropriate box:


      Preliminary Proxy Statement
      Definitive Proxy Statement
      Confidential, for Use of the Commission Only (as permitted by
        Rule 14a-6(e)(2))
      Definitive Additional Materials
X     Soliciting Material Pursuant to Rule 14a-12




                                 FIRSTMARK CORP.
================================================================================
                (Name of Registrant as Specified In Its Charter)



                             H. WILLIAM COOGAN, JR.
================================================================================
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):


X     Fee not required.
      Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)  Title of each class of securities to which transaction applies:

          ======================================================================

      (2)  Aggregate number of securities to which transaction applies:

          ======================================================================

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

          ======================================================================

      (4)  Proposed maximum aggregate value of transaction:

          ======================================================================

      (5)  Total fee paid:

          ======================================================================

      Fee paid previously with preliminary materials:

      ==========================================================================

      Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)  Amount Previously Paid:

           =====================================================================

      (2)  Form, Schedule or Registration Statement No.:

           =====================================================================

      (3)  Filing Party:

           =====================================================================

      (4)  Date Filed:

           =====================================================================



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                                     NOTICE
                                       OF
                    SUBSTITUTE ANNUAL MEETING OF SHAREHOLDERS
                               OF FIRSTMARK CORP.
                         TO BE HELD ON SEPTEMBER 6, 2002

NOTICE IS HEREBY GIVEN that a Substitute Annual Meeting of Shareholders (the "Substitute Annual Meeting") of Firstmark Corp. (the "Corporation") will be held on Friday, September 6, 2002 at 2:30 p.m., Eastern Time, at One Portland Square, Ninth Floor, Portland, Maine, 04101 to consider the following proposals:

         1. To fix the number of directors to serve until the next Annual Meeting of Shareholders.

         2. To elect directors to serve until the next Annual Meeting of Shareholders.

         3. To ratify the appointment of Ernst & Young, LLP to audit the Corporation's financial statements for its 2002 fiscal year.


         The undersigned has fixed the close of business on August 9, 2002 as the record date for determining shareholders of the Corporation entitled to notice of and to vote at the Substitute Annual Meeting and at any adjournments thereof.

                                                 /s/  H. William Coogan, Jr.
                                               ---------------------------------
                                               H. William Coogan, Jr.
                                               4712 Charmian Road
                                               Richmond, Virginia 23226

August 2, 2002




              ----------------------------------------------------


                              IMPORTANT INFORMATION

On August 8, 2002, H. William Coogan, Jr. filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC") relating to a solicitation of proxies from the shareholders of Firstmark Corp. in connection with a Substitute Annual Meeting of Shareholders of Firstmark to be held for the purpose of voting on the following matters: (i) to fix the number of directors to serve until the next Annual Meeting of Shareholders, (ii) to elect directors to serve until the

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next Annual Meeting of Shareholders, and (iii) to ratify the appointment of
Ernst & Young, LLP to audit Firstmark's financial statements for its 2002 fiscal year. On August 20, 2002, Mr. Coogan filed revised preliminary proxy materials with the SEC, and anticipates filing definitive proxy materials with the SEC in connection with the solicitation described above. Mr. Coogan will be soliciting proxies in support of his director-nominees to be elected to Firstmark's board of directors. His director-nominees are H. William Coogan, Jr., Timothy W. Byrne, Alireza Ezami, John D. McCown, Steven B. Sebastian and John T. Wyand. SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement, along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the definitive proxy statement, when it becomes available, by contacting H. William Coogan, Jr. at
(804) 240-8297. Information regarding the names, affiliation and interests of individuals who may be deemed to be participants in the solicitation of proxies of Firstmark Corp. shareholders is set forth below.


                       INFORMATION REGARDING PARTICIPANTS

The following persons may be deemed to be participants in the solicitation of proxies referred to above: (i) H. William Coogan, Jr.; (ii) The H. William Coogan Irrevacable Trust (the Trust); and (iii) Susan C. Coogan; (iv) Timothy W. Byrne; (v) Alireza Ezami; (vi) John D. McCown; (vii) Steven B. Sebastian; and
(viii) John T. Wyand.

H. William Coogan, Jr. has direct and indirect beneficial ownership of shares of common stock of Firstmark Corp. H. William Coogan, Jr. is also the former President, Chief Executive Officer and Chairman of the Board of Directors of Firstmark Corp. The Trust owns shares of Firstmark Corp. common stock. Susan C. Coogan has indirect beneficial ownership of shares of common stock of Firstmark Corp., primarily through her relationship as Trustee of the Trust. With the exception of Mr. Coogan, his director-nominees do not beneficially own any shares of Firstmark common stock. Quantified information relating to the security holdings of persons who may be deemed to be participants in the solicitation of Firstmark Corp.'s shareholders may be found in (i) the Schedule 13D/A filed by H. William Coogan, Jr. and The H. William Coogan Irrevocable Trust, Susan C. Coogan, Trustee, on July 19, 2002 and (ii) the revised preliminary proxy materials filed by Mr. Coogan on August 20, 2002.